EXHIBIT 21

Parent

Southern Missouri Bancorp, Inc.

Subsidiaries (a)	Percentage of Ownership	Jurisdiction or State of Incorporation

Southern Bank	100	Missouri
SMS Financial Services, Inc.(b)	100	Missouri
SB Corning, LLC(c)	100	Missouri
SB Real Estate Investment, LLC(c)	100	Missouri
Southern Bank Real Estate Investments, LLC(d)	100	Missouri
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(a)	The operation of the Company's wholly owned subsidiaries are included in the Company's Financial Statements contained in Item 7 hereof.
(b)	Wholly-owned subsidiary of Southern Bank; subsidiary is inactive.
(c)	Wholly-owned active subsidiary of Southern Bank.
(d)	Wholly-owned active subsidiary of SB Real Estate Investments, LLC.